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82-1544

Amer Sports Corporation STOCK EXCHANGE ANNOUNCEMENT 1(1)
January 11, 2006 at 3.15 pm

AMER SPORTS CORPORATION'S YEAR 2003 STOCK OPTIONS TO HELSINKI STOCK EXCHANGE MAIN LIST

The stock options related to the year 2003 stock option arrangement for Amer Sports Corporation's key staff will be subject to trading on the Helsinki Stock Exchange main list as of January 12, 2006.

The total number of stock options is 159,999. Each stock option entitles the holder of the stock option to subscribe for three (3) shares of Amer Sports Corporation with an accounting par value of EUR 4.0 per share. The subscription price for stock options is EUR 12.63 per share. The share subscription period for stock options began on January 1, 2006 and it will end on December 31, 2008. As a result of the subscriptions, the number of shares of Amer Sports Corporation can increase by a maximum of 479,997 new shares and the share capital can increase by a maximum of EUR 1,919,988.

The shares subscribed on the basis of stock options entitle to a dividend for the accounting period in which they were subscribed. The other shareholder rights will begin once the increase in the share capital has been entered in the Finnish trade register.

For further information, please contact:
Mr Pekka Paalanne, Senior Vice President & CFO, Amer Sports, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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CHANGE IN THE ARRANGERS FOR AMER SPORTS' COMMERCIAL PAPER PROGRAMME

The composition of the arrangers for Amer Sports Corporation's EUR 500 million Commercial Paper Programme has been changed. Danske Bank A/S, Helsinki Branch and Svenska Handelsbanken AB (publ), Branch Operation in Finland are joining the original programme arrangers, OKO Bank and Nordea Bank.

Under the terms of its Commercial Paper Programme the company may issue commercial papers of up to one year of maturity. Funds from the programme will be used for financing business operations.

Amer Sports issued information concerning the increased size of its Commercial Paper Programme on September 1, 2005.

For further information, please contact:
Mr Esko Heinälehto, Manager, Treasury, tel. +358 9 7257 8258

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com